October 27, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: H. Roger Schwall

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-3 (File No. 333-214168) of W&T Offshore, Inc. (the “Registrant”)

Dear Mr. Schwall:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, and on behalf of the Registrant, we hereby request that the effectiveness of the above-captioned Registration Statement (the “Registration Statement”) be accelerated so that such Registration Statement will become effective on Tuesday, November 1, 2016, at 3:00 p.m., Eastern Time, or as soon thereafter as practicable.

Please direct any questions that you have with respect to the foregoing to James M. Prince at Vinson & Elkins L.L.P. at (713) 758-3710.

Very truly yours,

W&T OFFSHORE, INC.

W&T OFFSHORE, INC.

By:	/s/ John D. Gibbons
Name:	John D. Gibbons
Title:	Senior Vice President and Chief Financial Officer

Enclosures

cc:	James M. Prince, Vinson & Elkins L.L.P.